SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2004

IMSA GROUP

(Translation of Registrant’s name into English)

GRUPO IMSA, S.A. DE C.V.

Ave. Batallón de San Patricio No. 111, Piso 26

Fracc. Valle Oriente

San Pedro Garza García, N.L. 66269, México

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)  Yes  ☐  No  ☒

1.	Press Release issued on December 15, 2004.

Press Release

NYSE BMV

GRUPO IMSA JOINS INTERNATIONAL CONSORTIUM IN A LONG-TERM SLAB SUPPLY CONTRACT

Monterrey, N.L., Mexico – December 15, 2004 – Grupo Imsa, S.A. de C.V. (BMV: IMSA; NYSE: IMY) announced today that in association with Gruppo Marcegaglia (Italy) and Duferco International (Italy / Switzerland) it has signed a 10-year off-take agreement for slab with Corus Group (United Kingdom) through its facility located in Teesside, England. Dongkuk Steel (Korea) has the right to join the consortium before January 5, 2005.

For the 10-year duration of the contract, Grupo Imsa, through IMSA ACERO, will have access to 16% of the Teesside plant production capacity, estimated to be between 3.2 and 3.6 million tonnes of slab per year. This represents approximately 20% of IMSA ACERO’s current and future slab needs.

Slab will be purchased at cost. In addition, as part of the agreement, Grupo Imsa will pay over the ten-year period of the contract an estimate amount of US$53 million dollars1.

Santiago Clariond, IMSA ACERO’s CEO, said, “This transaction is in line with our strategy of assuring an important part of our steel needs in order to serve our customers better and improve control over our inputs. It also opens the door to exploring opportunities to expand the production capacity at our hot-rolling mill.”

[1]	If Dongkuk Steel joins the consortium, Grupo Imsa will pay an estimated US$46 million dollars as part of the agreement. The decrease corresponds to the redistribution of the steel slab capacity among the participating companies.

Grupo Imsa, a holding company, dates back to 1936 and is today one of Mexico’s leading diversified industrial companies, operating in three core businesses: steel processed products; steel and plastic construction products; and aluminum and other related products. With manufacturing and distribution facilities in Mexico, the United States, Europe and throughout Central and South America, Grupo Imsa currently exports to all five continents. Grupo Imsa’s shares trade on the Mexican Stock Exchange (IMSA) and, in the United States, on the NYSE (IMY).

Contacts:

Adrian Fernandez, Corporate Finance Manager, (52-81) 8153-8433

Jose Luis Fornelli, Investor Relations, (52-81) 8153-8416

jose.fornelli@grupoimsa.com

1

This document contains forward-looking statements relating to Grupo Imsa’s future performance or its current expectations or beliefs, including statements regarding the intent, belief or current expectations of the Company and its management. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties pertaining to the industries in which the Company participates. Grupo Imsa does not intend, and does not assume any obligation, to update these forward-looking statements.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO IMSA, S.A. DE C.V.
(Registrant)

Dated: December 17, 2004	By:	/s/ MARCELO CANALES CLARIOND
	Name:	Marcelo Canales Clariond
	Title:	Chief Financial Officer